September 3, 2014

Via EDGAR

Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549
Attention: Ms. Jennifer Monick

Re:	Boyd Gaming Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed March 14, 2014
File No. 001-12882

Dear Ms. Monick:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 13, 2014 with respect to the Company’s Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) filed on March 14, 2014. The numbering of the paragraph below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements

Note 20. Condensed Consolidating Financial Information, page 135

1.
We note your response to our prior comment nine. Please tell us whether the officers’ reconsidered the adequacy of its previous disclosures regarding internal controls and disclosure controls and procedures in light of the errors it has disclosed. If the officers' conclude that internal controls and disclosure controls and procedures were effective, despite the errors, describe the basis for the officers' conclusions.

We acknowledge the Staff’s comment and respectfully advise the Staff that we reconsidered our internal control over financial reporting and disclosure controls and procedures in light of the errors and determined them to be effective. For this reason, we do not believe that it is necessary to revise our prior disclosures regarding the effectiveness of our internal controls over financial reporting and disclosure controls and procedures.

Boyd Gaming Corporation s 6465 South Rainbow Blvd s Las Vegas, NV 89118 s 702.792.7200 s www.boydgaming.com

Securities and Exchange Commission
Jennifer Monick
September 3, 2014

As noted in our response to your prior comment nine and disclosed in Note 20 to the consolidated financial statements for the year ended December 31, 2013 (the “Guarantor Footnote”), the Guarantor Footnote reflected corrections of prior year errors related to (1) the presentation of comprehensive income (loss), intercompany revenues and expenses, equity in earnings of subsidiaries, and related eliminations, (2) the classifications within the statements of cash flows related to intercompany transactions, and (3) properly recording the impact of certain reclassification and tax entries between the guarantor and nonguarantor subsidiaries. The corrections related to the intercompany transactions and allocations necessary to prepare the Guarantor Footnote in accordance with GAAP. In response to these corrections, we reconsidered our internal control over financial reporting and disclosure controls and procedures and determined that the review control over the preparation of the Guarantor Footnote had not operated effectively in the prior period. We also noted that the immaterial errors discussed above generally resulted from the inaccurate application of GAAP in preparing and reviewing the Guarantor Footnote, rather than a failure of internal controls designed to ensure that information required to be disclosed was accurately reported to management. There were two levels of staff engaged in the preparation and review of the Guarantor Footnote included in our Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). The detailed, individual column information presented in the Guarantor Footnote in the 2012 Form 10-K had been prepared and self-reviewed by a staff person having less experience and background regarding Guarantor Footnote requirements. The more senior person with the requisite background, knowledge and understanding of generally accepted accounting principles, including the Guarantor Footnote requirements, performed a review at a higher level, primarily examining the footnote for consistency with the consolidated financial statements, and for reasonableness and consistency in methodology in comparison to prior periods. After the need for the corrections reported in our 2013 Form 10-K was identified, management reconsidered the existing controls and implemented the requirement that the more senior personnel with more experience review the Guarantor Footnote at a more detailed level, including reviewing that the methodology used to determine the individual columns presented in the footnote was in accordance with GAAP, to remediate the control deficiency.

In performing our reassessment of our controls, we focused on determining whether or not the control deficiency that caused the errors was a material weakness in internal control over financial reporting or disclosure controls and procedures. We utilized the guidance in Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release Nos. 33-8238; 34-47986; IC-26068; June 5, 2003) which stated that the final rules “preclude management from determining that a company’s internal control over financial reporting is effective if it identifies one or more material weaknesses in the company’s internal control over financial reporting.” We further utilized the guidance provided in Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Release Nos. 33-8809, 34-55928, FR-76; File No. S7-24-06; June 20, 2007) that defines a material weakness “as a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.” As noted in our response to your prior comment nine, we concluded that the actual errors caused by the control deficiencies were not material. The reassessment focused on whether or not there was a reasonable possibility that a material misstatement of our annual or interim financial statements would not have been prevented or detected on a timely basis.

In connection with our reassessment, we determined that the potential impact from the failure of the control was limited to affecting columns presented in the Guarantor Footnote due to the incorrect application of GAAP in preparing the Guarantor Footnote. The preparation of the other footnotes and the consolidated

Securities and Exchange Commission
Jennifer Monick
September 3, 2014

financial statements were subject to a review control, among other controls, that was operating effectively. We determined that the other footnotes were prepared by knowledgeable personnel and were reviewed by two levels of reviewers with precision to detect material misstatements. We believe this additional level of review resulted in the control operating effectively with greater precision to detect a potential misstatement resulting from the misapplication of GAAP. We further noted that there is no history of error related to the other footnotes.

As noted in our response to your prior comment nine, we believe that there are qualitative factors that indicate that errors to the Guarantor Footnote are not material, including that it does not affect the consolidated financial statements, our compliance with debt covenant requirements, nor the financial metrics followed by analysts. We reassessed the reasonable possibility that a material misstatement could have occurred using the guidance put forth in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Release Nos. 33-8810; 34-55929; FR-77; File No. S7-24-06). The guidance describes risk factors that affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. These factors include, but are not limited to, the following:

•	The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk)

We determined that only the Guarantor Footnote was impacted by the deficiency. We do not believe that the nature of the Guarantor Footnote involves greater risk as it does not affect the consolidated financial statements, our compliance with debt covenant requirements, nor the financial metrics followed by analysts.

•	The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk)

We determined there were no indications of fraud by any party in the preparation or review of the Guarantor Footnote and that the Guarantor Footnote was not susceptible to fraud since it did not impact the debt covenant requirements, the financial measures used by analysts that follow the company, nor the determination of management’s compensation.

•
The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk)

The preparation of the Guarantor Footnote does not require subjectivity or judgment as it is a calculation utilizing amounts previously recorded in the general ledger. There is significant complexity in the debt agreements and in the lack of accounting guidance related to the preparation of the Guarantor Footnote.

•	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant

Securities and Exchange Commission
Jennifer Monick
September 3, 2014

The Guarantor Footnote is prepared via a unique process and independently of the other footnotes included in our financial reports. The deficiency in the review control over the Guarantor Footnote did not affect the ability of the other controls to operate effectively.

•	The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures)

The identified deficiency relates solely to the preparation and review of the Guarantor Footnote. The intercompany transactions and allocations necessary to prepare the individual columns of the Guarantor Footnote in accordance with the requirements were not reviewed with sufficient precision to prevent the errors and therefore were exposed to the deficiency.

•	The possible future consequences of the deficiency.

The possible future consequences are limited given that the deficiency is limited to the Guarantor Footnote.

Factors that affect the magnitude of the misstatement that might result from a deficiency or deficiencies in internal control over financial reporting include, but are not limited to, the following:

•	The financial statement amounts or total of transactions exposed to the deficiency

The deficiency relates only to the preparation and review of the Guarantor Footnote.

•	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods

The events that underlie the errors that have now been identified and corrected relate to the preparation and review of the Guarantor Footnote and are infrequent in occurrence.

Our reassessment of the control also followed the considerations outlined in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to evaluate the severity of a control deficiency. Our consideration of the indicators of material weaknesses in internal control over financial reporting, as presented in the guidance, is presented below.

•	Identification of fraud, whether or not material, on the part of senior management

There were no indications of fraud by any party in the preparation of the Guarantor Footnote.

•	Restatement of previously issued financial statements to reflect the correction of a material misstatement

Securities and Exchange Commission
Jennifer Monick
September 3, 2014

As disclosed in the Guarantor Footnote and discussed in our response to your previous comment nine, we did revise previously issued financial disclosures to correct the identified errors. The corrections did not impact our consolidated financial information in any period.

•
Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting

Our auditors did not identify a material misstatement.

•	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee

Our analysis did not indicate that the Audit Committee oversight was ineffective.

After consideration of the above factors, we concluded that the deficiency in our internal control over financial reporting did not result in a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis. The deficiency was determined to be a significant deficiency in internal control because it is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

As noted in our response to your prior comment nine, during the preparation of our Form 10-Q for the first quarter of 2014 we also identified an error in the Guarantor Footnote and corrected the error while preparing the consolidated financial statements for the first quarter of 2014. The correction was needed to add Boyd Acquisition, LLC, as a guarantor and to release Echelon Resorts, LLC, as a guarantor as a result of supplemental indentures to the debt agreement in August 2013. We identified a control deficiency related to the lack of communication between the preparer of the guarantor schedule and the Treasury department personnel who are responsible for maintaining the debt agreements. As part of the remediation of the control deficiency, a policy was implemented requiring the preparer of the guarantor schedule to review all debt agreements to determine and document if changes have been made that should be reflected in the Guarantor Footnote, and for the reviewer to review the documentation of the communication with the Treasury department, and to review that the individual columns in the Guarantor Footnote include the correct entities.

In connection with our reassessment, we analyzed the failure of the control related to communication with the Treasury department to determine if there was a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis. We determined that the potential impact from the failure of the control was limited to affecting the Guarantor Footnote. The other footnotes that relied upon input from the Treasury department did not have a history of error and were prepared with the accurate and complete information. For example, Note 10, Long-Term Debt, for the December 31, 2013 consolidated financial statements appropriately disclosed that the 9.125% Senior Notes Supplemental Indenture was entered into to add Boyd Acquisition, LLC as a guarantor thereunder and to release Echelon Resorts as a guarantor, indicating that the preparer of the long-term debt footnote had relevant information on a timely basis, although the preparer of the Guarantor Footnote did not have the information necessary to prepare the Guarantor Footnote. Amendments to our debt agreements to add and/or release

Securities and Exchange Commission
Jennifer Monick
September 3, 2014

guarantors are rare in occurrence and prompted in this instance by another infrequent event, the sale earlier in 2013 of the majority of the assets held by Echelon Resorts.

Similar to the analysis above, we assessed the likelihood and magnitude of the potential errors and believe that the potential errors were limited to the Guarantor Footnote and were not material. The possible future consequences of the deficiency were also limited because of the infrequency of amendments to the debt agreements that add and/or release guarantors. Accordingly, we concluded that the deficiency in our internal control over financial reporting did not result in a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis. The deficiency was determined to be a significant deficiency in internal control because it is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The remediation of the deficiencies resulted in changes in the operation of our manual controls over the preparation of the Guarantor Footnotes. We did not change the design of the control. We advise the Staff that we have considered whether the accounting errors in the Guarantor Footnote discussed above impacts our previous disclosures regarding the effectiveness of our disclosure controls and procedures. As part of our re-evaluation of the overall effectiveness of our disclosure controls and procedures in light of the accounting errors, we carefully considered a number of factors, including: established Commission guidance on such disclosure controls and procedures; the overall design of our disclosure controls and procedures; and the nature of the accounting errors, including our determination that such errors, in the aggregate, did not result in a material weakness. In weighing all of these factors in light of the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management continues to believe that the Company’s disclosure controls and procedures were effective as of the end of those quarterly periods during which the accounting errors occurred.

Rule 13a-15 of the Exchange Act, requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. We note that the definition in Rule 13a-15(e) provides that “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” As it relates to the disclosure in the Guarantor Footnote, the accounting errors did not stem from the failure of controls allowing for the information to be communicated to management and disclosed in the Company’s SEC filings. The accounting errors in the Guarantor Footnote resulted from the inaccurate application of accounting principles with respect to the information that was disclosed in the Guarantor Footnote. In addition, the accounting errors, as discussed above, were determined by the Company to be immaterial, and, in the aggregate, did not constitute a material weakness.

In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that the Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process,

Securities and Exchange Commission
Jennifer Monick
September 3, 2014

summarize and report the information required in the issuer’s Exchange Act reports.” The Company’s management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors. In addition, we believe that any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. No controls can provide absolute assurance that misstatements due to error will not occur. Accordingly, we believe that our disclosure controls and procedures, even when effective, may not prevent all errors, including accounting errors resulting from the inaccurate application of accounting principles.

For the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that the Company’s disclosure controls and procedures were effective as of the end of those quarterly periods during which the accounting errors occurred.

* * *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Richard Flaherty, Chairman of the Company’s Audit Committee
Brian A. Larson, Executive Vice President, Secretary and General Counsel
Brandon C. Parris, Morrison & Forrester